April 3, 2007
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	F5 Networks, Inc.
Form 10-K/A for the fiscal year ended September 30, 2005
Filed December 12, 2006
File No. 000-26041
Dear Mr. Kronforst,
This letter will confirm that on Tuesday, April 3, 2007, F5 Networks, Inc. filed Amendment No. 3 on Form 10-K/A for the fiscal year ended September 30, 2005 (“Third Amendment”). As referenced in your letter dated March 6, 2007, the Third Amendment includes the restated interim balance sheet disclosures for the full two-year period ended September 30, 2005 and the information required by paragraph 45.c.2 of FASB Statement No. 123, Accounting for Stock-Based Compensation, as clarified and amended by FASB Statement No. 148. The restated interim balance sheet disclosures are set forth at pages 41 and 42 of the Third Amendment. The information required by paragraph 45.c.2 is set forth at pages 2 and 18 of the Third Amendment. In addition, the Third Amendment includes updated certifications from our Chief Executive Officer and Chief Accounting Officer as Exhibits 31.1, 31.2 and 32.1.
At the direction of Ms. Davis, this letter is being filed on EDGAR under submission type: CORRESP.
Please contact me if you have any questions regarding this matter. My direct line here at F5 Networks, Inc. is 206-272-6462, email j.christianson@f5.com.
Sincerely,
/s/Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel
cc:     Christine Davis, Staff Accountant — Via Facsimile 202-772-9210